

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2012

Via E-mail
Mr. Stephen E. Sterrett
Senior Executive Vice President and Chief Financial Officer
Simon Property Group, Inc.
225 West Washington Street
Indianapolis, IN 46204

>   **Re: Simon Property Group, Inc.**
>   **Simon Property Group, L.P.**
>   **Form 10-K for the Year Ended December 31, 2011**
>   **Filed February 28, 2012 and March 2, 2012**
>   **File Nos. 1-14469 and 333-11491**

Dear Mr. Sterrett:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief